Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

	Nine Months Ended
(In millions)	September 30,		Year Ended December 31,

	2008	2007	2007	2006	2005	2004	2003

Portion of rentals representing interest	$68	$74	$101	$75	$62	$57	$63

Capitalized interest, including
discontinued operations	226	150	214	152	83	48	41

Other interest and fixed charges,
including discontinued operations	143	74	135	147	240	279	270

Total fixed charges (A)	$437	$298	$450	$374	$385	$384	$374

Earnings-pretax income with
applicable adjustments (B)	$6,688	$5,923	$7,055	$9,014	$4,557	$2,905	$2,421

Ratio of (B) to (A)	15.31	19.88	15.68	24.10	11.84	7.57	6.47